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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)1

WESTECH CAPITAL CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

957531 20 5

(Cusip Number)

April 19, 20042

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2 This Amendment No. 7 to Schedule 13D is being filed to make certain technical and other corrections to various portions of the Schedule 13D.

CUSIP No. 957531 20 5			Page 2 of 6

1.	Name of Reporting Person: John Joseph Gorman and Tamra I. Gorman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): John Joseph Gorman-PF; Tamra I. Gorman-OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 940,103(1)

		8.	Shared Voting Power: 161,362(2)

		9.	Sole Dispositive Power: 940,103(1)

		10.	Shared Dispositive Power: 161,362(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,465(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67.9(4)%

14.	Type of Reporting Person (See Instructions): IN

(1)	Mr. Gorman has sole voting and dispositive power with respect to (i) 726,334 shares held directly by him, (ii) 103,769 shares held in his 401(k) account, and (iii) 110,000 shares issuable pursuant to options granted to Mr. Gorman under Westech Capital Corp.’s Stock Option Plan, 103,333 of which are currently exercisable, 3,333 of which are exercisable on June 3, 2004 and 3,334 of which are exercisable on June 3, 2005.

(2)	Mr. Gorman and his spouse, Mrs. Gorman, share voting or dispositive power with respect to (i) 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (ii) 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee.

(3)	Mr. Gorman beneficially owns (i) 726,334 shares held directly by him, (ii) 103,769 shares held in his 401(k) account, (iii) 110,000 shares issuable pursuant to options granted to Mr. Gorman under Westech Capital Corp.’s Stock Option Plan, 103,333 of which are currently exercisable, 3,333 of which are exercisable on June 3, 2004 and 3,334 of which are exercisable on

June 3, 2005, (iv) 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (v) 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee. Mrs. Gorman may be deemed to beneficially own the shares over which Mr. Gorman holds sole voting and dispositive power.

(4)	Includes the option shares described above for the purposes of calculating percent ownership and assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.’s most recent Annual Report on Form 10-K for the year ended December 31, 2003.

AMENDMENT No. 7 to SCHEDULE 13D

     This Amendment No. 7 to Schedule 13D is being filed by John Joseph Gorman (“Mr. Gorman”) and Tamra I. Gorman (“Mrs. Gorman”) in connection with the common stock, par value $0.001 per share (the “Common Stock”) of Westech Capital Corp., a Delaware corporation (“Westech”), as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 2, 2001, as amended by (i) the Schedule 13D/A filed with the SEC on September 21, 2001, (ii) the Schedule 13D/A filed with the SEC on December 11, 2001, (iii) the Schedule 13D/A filed with the SEC on September 18, 2002, (iv) the Schedule 13D/A filed with the SEC on November 25, 2002, (v) the Schedule 13D/A filed with the SEC on February 21, 2003, and (vi) the Schedule 13D/A filed with the SEC on July 16, 2003. Mr. Gorman and Mrs. Gorman, as trustee of each of the Ryleigh Gorman Trust and the John Joseph Gorman V Trust (collectively, the “Trusts”), are making a joint filing with respect to such shares.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Gorman was issued 559,790 shares of Common Stock (giving effect to the 1 for 10 reverse stock split effective June 29, 2001 (the “Reverse Stock Split”)) in connection with a reverse merger transaction effective August 27, 1999, whereby Westech Merger Sub, Inc., a wholly-owned subsidiary of the Westech, was merged with and into Tejas Securities Group Holding Company, the parent company of Tejas Securities Group, Inc. (“Tejas”).

     Effective June 21, 2001, Mr. Gorman purchased 24,825 shares of Common Stock (giving effect to the Reverse Stock Split) through his
401(k) account from Michael Hidalgo for $49,650 pursuant to the terms of that certain Westech Capital Corp. Shareholders Agreement, dated November 23, 1999.

     Effective July 19, 2001, Mr. Gorman was granted an option covering 100,000 shares of Common Stock issuable to Mr. Gorman pursuant to the Westech Capital Corp. Stock Option Plan. This option was fully exercisable at the time of grant.

     Effective August 24, 2001, each of the Trusts received 80,681 shares of Common Stock in exchange for shares of Tejas common stock in connection with a private exchange offer made by Westech whereby .24825 shares of Common Stock were issued for every one share of Tejas common stock.

     Effective November 2, 2001, Mr. Gorman utilized his personal funds to purchase 39,452 shares of Common Stock in a private transaction from Larry Kaplan for $197,260.

     Effective September 10, 2002, Mr. Gorman utilized his personal funds to purchase 20,000 shares of Common Stock in a private transaction from Jay W. Van Ert for $45,000.

     Effective November 11, 2002, Mr. Gorman utilized his personal funds to purchase 12,543 shares of Common Stock in an open market transaction for $12,543.

     Effective February 14, 2003, Mr. Gorman delivered 100,000 shares of Next Wave Telecom, Inc. Series B Common Stock held by him as consideration to purchase 94,549 shares of Common Stock in a private transaction from Jay W. Van Ert.

     Effective June 3, 2003, Mr. Gorman was granted an option covering 10,000 shares of Common Stock issuable to Mr. Gorman pursuant to the Westech Capital Corp. Stock Option Plan. This option vested one-third on June 3, 2003, vests one-third on June 3, 2004, and vests one-third on June 3, 2005.

     Effective July 14, 2003, Mr. Gorman purchased 78,944 shares of Common Stock through his 401(k) account in a private transaction from John Ohmstede for $197,360.

Item 5. Interest in Securities of the Issuer

     See rows 7-11 and 13 and the footnotes thereto on the cover page of this Amendment No. 7 to Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2004
/s/ John Joseph Gorman John Joseph Gorman

/s/ Tamra I. Gorman Tamra I. Gorman

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